Free Writing Prospectus (To the Prospectus dated September 7, 2018, the Prospectus Supplement dated September 7, 2018, and the Product Prospectus Supplement dated September 10, 2018)	Filed Pursuant to Rule 433 Registration No. 333-227001 June 25, 2020

Royal Bank of Canada	$ Buffered Phoenix Autocallable Notes with Memory Coupon Due June 29, 2021 Linked to the SPDR® S&P 500® ETF Trust Senior Global Medium -Term Notes, Series H

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The Notes are designed for investors who wish to receive Contingent Coupons (as defined below) if (i) on any of the Observation Dates (other than the final Observation Date), the closing price of the SPDR® S&P 500® ETF Trust (the “Reference Asset”) or (ii) with respect to the final Observation Date, the Final Price (as defined below) is at or above the Coupon Barrier (as defined below). Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive a Contingent Coupon for each Observation Date. Due to the memory feature described below, a Contingent Coupon that is not payable on a Coupon Payment Date may be paid on a subsequent Coupon Payment Date or at maturity.

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Investors in the Notes should be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Coupon payment may be made with respect to some or all of the Observation Dates. Contingent Coupon payments should not be viewed as periodic interest payments.

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The Notes are subject to automatic call if the closing price of the Reference Asset on any Observation Date (other than the final Observation Date) is at or above the Initial Price. If the Notes are not automatically called and the Final Price is below the Buffer Price (as defined below), investors will be exposed to the depreciation in the Reference Asset, and could lose all or a portion of the principal amount. Investors in the Notes should be willing to accept this risk of loss. Any payments on the Notes are subject to our credit risk.

•	Senior unsecured obligations of Royal Bank of Canada maturing June 29, 2021.(a)(b)
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes are expected to price on or about June 25, 2020(b) (the “trade date”) and are expected to be issued on or about June 30, 2020(b) (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, will have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	SPDR® S&P 500® ETF Trust (Bloomberg symbol: “SPY”)
Observation Dates:
July 24, 2020, August 24, 2020, September 24, 2020, October 26, 2020, November 24, 2020, December 24, 2020, January 25, 2021, February 24, 2021, March 24, 2021, April 26, 2021, May 24, 2021, and June 24, 2021(a)(b)

Coupon Payment Dates:	Three business days following each Observation Date, except that the final Coupon Payment Date will be the maturity date.
Valuation Dates:	June 18, 2021, June 21, 2021, June 22, 2021, June 23, 2021 and the final Observation Date(a)(b)
Maturity Date:	June 29, 2021(a)(b)
Contingent Coupons and Memory Feature:
The Contingent Coupon will be paid on each Coupon Payment Date if (i) the closing price of the Reference Asset on the applicable Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Price, is at or above the Coupon Barrier. If the Contingent Coupon is not payable on any Coupon Payment Date, it will be paid on any later Coupon Payment Date (or at maturity) on which the Contingent Coupon is payable, together with the payment otherwise due on that later date. For the avoidance of doubt, once a previously unpaid Contingent Coupon has been paid on a later Coupon Payment Date, it will not be paid again on a subsequent date.

Contingent Coupon:	$9.167 per $1,000 in principal amount of the Notes, if payable.
Initial Price:	$304.09, which was the closing price of one share of the Reference Asset on June 24, 2020.
Coupon Barrier and Buffer Price:	$243.27, which is 80.00% of the Initial Price (rounded to two decimal places)
Buffer Percentage:	20%
Downside Multiplier	1 divided by 0.80, or 1.25.
Call Feature:
If the closing price of the Reference Asset on any Observation Date (other than the final Observation Date) is at or above the Initial Price, the Notes will be automatically called for a cash payment equal to the principal amount plus the applicable Contingent Coupon for the applicable Observation Date, together with any previously unpaid Contingent Coupons.

Call Settlement Dates:	The Coupon Payment Date corresponding to the applicable Observation Date.
Payment at Maturity:
If the Notes are not called and on the final Observation Date:
•        the Final Price is at or above the Buffer Price, then you will receive a cash amount equal to the principal amount plus the Contingent Coupon otherwise due on the maturity date and any previously unpaid Contingent Coupons with respect to the prior Coupon Payment Dates; or
•        the Final Price is below the Buffer Price, then you will receive a cash amount equal to:
Principal amount x (1 + ((Percentage Change + Buffer Percentage) x Downside Multiplier)).
In this case, you will incur a loss of approximately 1.25% of the principal amount for each 1% that the Final Price is less than the Buffer Price, and you will lose some or all of your initial investment.

Percentage Change:	Final Price - Initial Price Initial Price
Final Price:	The arithmetic average of the closing prices of one share of the Reference Asset on each of the Valuation Dates.
CUSIP/ISIN:	78015KUP7/US78015KUP73
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
Estimated Value:
The initial estimated value of the Notes as of the trade date is expected to be between $937.67 and $987.67 per $1,000 in principal amount, and will be less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the trade date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.
(b)
Expected.  If we make any change to the expected trade date and issue date, the Observation Dates, the Valuation Dates and the maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus, and “Risk Factors” beginning on page PS-5 of the product prospectus supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$1,000	$5	$995
Total	$	$	$

1.
Certain fiduciary accounts purchasing the Notes will pay a purchase price of $995 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.

2.
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $5 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A.	J.P. Morgan Securities LLC
Placement Agents

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.
You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.
ADDITIONAL TERMS OF THE NOTES
You should read this free writing prospectus together with the prospectus dated September 7, 2018, as supplemented by the prospectus supplement dated September 7, 2018 and the product prospectus supplement dated September 10, 2018, relating to our Senior Global Medium-Term Notes, Series H, of which these Notes are a part. Capitalized terms used but not defined in this free writing prospectus will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this free writing prospectus will control.  You should read this free writing prospectus carefully.
This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 7, 2018 and “Risk Factors” in the product prospectus supplement dated September 10, 2018, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
Prospectus Supplement dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
Product Prospectus Supplement CCBN-1 dated September 10, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000114036118038091/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this free writing prospectus, “Royal Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.

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What Is the Return on the Notes Assuming a Range of Performance for the Reference Asset?
The following table illustrates hypothetical payments on the Notes that could be realized on each Coupon Payment Date or at maturity per $1,000 in principal amount of the Notes for a range of prices of the Reference Asset. The hypothetical payments and examples set forth below assume an Initial Price of $100.00, and a Coupon Barrier and Buffer Price of $80.00, and reflect the Contingent Coupon of $9.167, if payable. The actual Initial Price, Coupon Barrier and Buffer Price are set forth on the cover page of this document.
The hypothetical payments and examples set forth below are for illustrative purposes only and may not be the actual payments applicable to the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.
Observation Dates Prior to the Final Observation Date				Final Observation Date
Reference Asset Price	Percentage Change in the Value of the Reference Asset at Observation Date	Payment on Coupon Payment Date or Call Settlement Date (as applicable)(1)(2)	Return on the Notes	Final Price (3)	Percentage Change at Final Observation Date	Payment at Maturity(2)	Return on the Notes(4)
$180.00	80.00%	$1,009.167	0.9167%	$180.00	80.00%	$1,009.167	0.9167%
$170.00	70.00%	$1,009.167	0.9167%	$170.00	70.00%	$1,009.167	0.9167%
$160.00	60.00%	$1,009.167	0.9167%	$160.00	60.00%	$1,009.167	0.9167%
$150.00	50.00%	$1,009.167	0.9167%	$150.00	50.00%	$1,009.167	0.9167%
$140.00	40.00%	$1,009.167	0.9167%	$140.00	40.00%	$1,009.167	0.9167%
$130.00	30.00%	$1,009.167	0.9167%	$130.00	30.00%	$1,009.167	0.9167%
$120.00	20.00%	$1,009.167	0.9167%	$120.00	20.00%	$1,009.167	0.9167%
$110.00	10.00%	$1,009.167	0.9167%	$110.00	10.00%	$1,009.167	0.9167%
$105.00	5.00%	$1,009.167	0.9167%	$105.00	5.00%	$1,009.167	0.9167%
$100.00	0.00%	$1,009.167	0.9167%	$100.00	0.00%	$1,009.167	0.9167%
$95.00	-5.00%	$9.167	0.9167%	$95.00	-5.00%	$1,009.167	0.9167%
$90.00	-10.00%	$9.167	0.9167%	$90.00	-10.00%	$1,009.167	0.9167%
$85.00	-15.00%	$9.167	0.9167%	$85.00	-15.00%	$1,009.167	0.9167%
$80.00	-20.00%	$9.167	0.9167%	$80.00	-20.00%	$1,009.167	0.9167%
$75.00	-25.00%	$0.000	0.0000%	$75.00	-25.00%	$937.500	-6.2500%
$70.00	-30.00%	$0.000	0.0000%	$70.00	-30.00%	$875.000	-12.5000%
$60.00	-40.00%	$0.000	0.0000%	$60.00	-40.00%	$750.000	-25.0000%
$50.00	-50.00%	$0.000	0.0000%	$50.00	-50.00%	$625.000	-37.5000%
$40.00	-60.00%	$0.000	0.0000%	$40.00	-60.00%	$500.000	-50.0000%
$30.00	-70.00%	$0.000	0.0000%	$30.00	-70.00%	$375.000	-62.5000%
$20.00	-80.00%	$0.000	0.0000%	$20.00	-80.00%	$250.000	-75.0000%
$10.00	-90.00%	$0.000	0.0000%	$10.00	-90.00%	$125.000	-87.5000%
$0.00	-100.00%	$0.000	0.0000%	$0.00	-100.00%	$0.000	-100.0000%
(1) The Notes will be automatically called if the closing price of one share of the Reference Asset on any Observation Date (other than the final Observation Date) is greater than or equal to the Initial Price.
(2) You will receive a Contingent Coupon in connection with an Observation Date (i) if the closing price of one share of the Reference Asset on that Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Price is greater than or equal to the Coupon Barrier. As set forth above, an unpaid Contingent Coupon may be payable on a subsequent Coupon Payment Date, or at maturity. This column does not reflect any previously unpaid Contingent Coupons that may be payable at on a Coupon Payment Date or at maturity.
(3) The Final Price is equal to the arithmetic average of the closing prices of one share of the Reference Asset on each of the Valuation Dates.
(4) This column reflects only the hypothetical return received in respect of the payment on the maturity date. In addition to this payment, if the closing price of the Reference Asset is greater than or equal to the Coupon Barrier (but below the Initial Price) on one or more of the preceding Observation Dates, investors would receive the applicable Contingent Coupons.

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Hypothetical Examples of Amounts Payable at Maturity or upon an Automatic Call
The following examples illustrate how the payments will be calculated.
Example 1: The closing price of the Reference Asset increases from the Initial Price of $100.00 to $110.00 on the first Observation Date.
Because the closing price of the Reference Asset on the first Observation Date is above the Initial Price, the Notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,009.167 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the first Observation Date, for a return of 0.9167% on the Notes. No further amount will be owed to you under the Notes.
Example 2: The closing price of the Reference Asset decreases from the Initial Price of $100.00 to $55.00 on the first Observation Date (below the Coupon Barrier), $50.00 on the second Observation Date (below the Coupon Barrier), and increases to $120.00 on the third Observation Date.
The closing price of the Reference Asset on the first and second Observation Dates was below the Initial Price, so the Notes were not automatically called; in addition, the first two Contingent Coupons were not payable. Since the closing price of the Reference Asset on the third Observation Date is above the Initial Price, the Notes are automatically called, and the investor receives a payment on the third Call Settlement Date of $1,027.501 per $1,000 in principal amount of the Notes, reflecting the principal amount ($1,000), plus the Contingent Coupon for the third Observation Date ($9.167), plus the Contingent Coupons that were not payable on the first two Coupon Payment Dates ($18.334). An investor’s return would be 2.7501% on the Notes. No further amount will be owed to you under the Notes.
Example 3: The closing price of the Reference Asset decreases from the Initial Price of $100.00 to a price that is less than the Coupon Barrier on each of the first 11 Observation Dates, before increasing to a Final Price of $95.00 (above the Coupon Barrier and Buffer Price).
The closing price of the Reference Asset on each of the first 11 Observation Dates was below the Initial Price, so the Notes were not automatically called; in addition, the first 11 Contingent Coupons were not payable. Since the Final Price is above the Buffer Price, at maturity, the investor receives a payment of $1,110.004 per $1,000 in principal amount of the Notes, reflecting the principal amount ($1,000), plus the Contingent Coupon for the final Observation Date ($9.167), plus the 11 previously unpaid Contingent Coupon payments ($100.837). The investor’s return would be approximately 11% on the Notes. No further amount will be owed to you under the Notes.
Example 4: The closing price of the Reference Asset decreases from the Initial Price of $100.00 to a price that is less than the Coupon Barrier on each of the first 11 Observation Dates, and the Final Price is $60.00 (below the Coupon Barrier and Buffer Price).
In this example, no Contingent Coupons were payable prior to maturity. At maturity, since the Final Price is below the Coupon Barrier and Buffer Price, the investor receives a payment per $1,000 in principal amount equal to:
$1,000 x [1 + ((-40.00% + 20.00%) x (100/80.00))] =
$1,000 x [1 + (-20.00% x (100/80.00))] =
= $750.00
The investor would incur a loss of 25.00% on the Notes. No further amount will be owed to you under the Notes.

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Selected Purchase Considerations
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Capped Appreciation Potential — The return potential of the Notes is limited to the Contingent Coupons and you will not participate in any appreciation in the price of the Reference Asset, which may be significant.

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Potential Early Redemption as a Result of Automatic Call Feature — While the original term of the Notes is approximately one year, the Notes will be called before maturity if the closing price of the Reference Asset is at or above the Initial Price on the applicable Observation Date (other than the final Observation Date). In such a case, you will receive the principal amount plus the applicable Contingent Coupon corresponding to that Observation Date, plus any previously unpaid Contingent Coupons with respect to prior Observation Dates.

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Contingent Protection Against Loss — If the Notes are not automatically called and the Final Price is at or above the Buffer Price, you will be entitled to receive the full principal amount of your Notes at maturity (plus the applicable Contingent Coupon and any previously unpaid Contingent Coupons with respect to prior Observation Dates). If the Notes are not automatically called and the Final Price is less than the Buffer Price, you will lose 1.25% of the principal amount of your Notes for every 1% that the Final Price is less than the Buffer Price. Under these circumstances, you may lose up to your entire principal amount.

Selected Risk Considerations
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Risk Factors” beginning on page PS-5 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
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Principal at Risk — Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the Reference Asset below the Buffer Price and the Notes are not automatically called. You will lose 1.25% of the principal amount of your Notes for each 1% that the Final Price is less than the Buffer Price.

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Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity.  If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the price of the Reference Asset is above the Buffer Price.

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You May Not Receive Any Contingent Coupons — Investors in the Notes will not necessarily receive Contingent Coupons on the Notes. If (i) the closing price of the Reference Asset on an Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Price is less than the Coupon Barrier, investors will not receive the Contingent Coupon applicable to that Observation Date. If the closing price of the Reference Asset is less than the Coupon Barrier on each of the Observation Dates (other than the final Observation Date) and the Final Price is less than the Coupon Barrier, investors will not receive any Contingent Coupons during the term of the Notes, and will not receive a positive return on the Notes. Contingent Coupon payments should not be viewed as periodic interest payments. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes. Notwithstanding the memory feature described above, there can be no assurance that any unpaid Contingent Coupon will become payable during the term of the Notes.

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Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought one of our conventional senior interest bearing debt securities.

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Reinvestment Risk — If your Notes are automatically called, the term of the Notes may be as short as approximately one month. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are automatically called prior to the Maturity Date. In addition, for the avoidance of doubt, the fees and commissions described in this document will not be rebated or subject to amortization if the Notes are called prior to maturity.

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Credit of Issuer — The Notes are our senior unsecured debt securities. As a result, all payments on the Notes are dependent upon our ability to repay our obligations at that time.  This will be the case even if the price of the Reference Asset increases after the date that the Initial Price was determined.  No assurance can be given as to what our financial condition will be on any payment date.

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There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of ours may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for the Notes in any secondary market could be substantial.

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Owning the Notes Is Not the Same as Owning the Reference Asset — The return on your Notes may not reflect the return you would realize if you actually owned the Reference Asset. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the Reference Asset or the securities held by the Reference Asset would have. Further, you will not participate in any appreciation of the Reference Asset or those securities, which could be significant.

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Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;
•	the time to maturity of the Notes;
•	the dividend rate on the securities held by the Reference Asset;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
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The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes That We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Trade Date — The value of the Notes at any time after the trade date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.

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Market Disruption Events and Adjustments — Whether the Notes will be called prior to maturity, the payment upon an automatic call or at maturity, the Observation Dates, the Valuation Dates and the Reference Asset are subject to adjustment as described in the product prospectus supplement and this free writing prospectus.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the price of the Reference Asset on an Observation Date or Valuation Date, see “Market Disruption Events on a Valuation Date” below, and “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.

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Changes that Affect the Underlying Index Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity — The policies of S&P Dow Jones Indices LLC the sponsor of the of the Underlying Index (the “Index Sponsor”), concerning the calculation of the S&P 500® Index (the “Underlying Index”), additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be

FWP-6

reflected in the Underlying Index and, therefore, could affect the share price of the Reference Asset, the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the sponsor discontinues or suspends the calculation or publication of the Underlying Index.
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Adjustments to the Reference Asset Could Adversely Affect the Notes — The investment adviser of the Reference Asset is responsible for calculating and maintaining the Reference Asset. The investment advisor can add, delete or substitute the stocks comprising the Reference Asset, or may make other methodological changes that could change the share price of the Reference Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

•
We Have No Affiliation with the Advisor of the Reference Asset and Are Not Responsible for its Public Disclosure of Information — We and our affiliates are not affiliated with the investment adviser in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. The Reference Asset’s advisor is not involved in the offering of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Asset that might affect the value of the Notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the Reference Asset contained in any public disclosure of information.  You, as an investor in the Notes, should make your own investigation into the Reference Asset.

•
We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor — The Index Sponsor is not an affiliate of ours and will not be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of the Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The Index Sponsor has no obligation of any sort with respect to the Notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from the issuance of the Notes will be delivered to the Index Sponsor.

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The Correlation Between the Performance of the Reference Asset and the Performance of the Underlying Index May Be Imperfect — The performance of the Reference Asset is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product prospectus supplement, the return on the Reference Asset may correlate imperfectly with the return on the Underlying Index. Additionally, the performance of the Reference Asset is expected to reflect transaction costs and fees that are not included in the calculation of the Underlying Index.

During periods of market volatility, securities held by the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately its net asset value per share and its liquidity may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the applicable net asset value per share. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of the Underlying Index as well as its net asset value per share, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce the payments on the Notes.
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The Business Activities of Royal Bank and Our Affiliates May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset or the securities that it holds that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of securities held by the Reference Asset, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations, and your interests as a holder of the Notes. Moreover, we and our affiliates may

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have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the price of the Reference Asset and, therefore, the market value of the Notes.

Additionally, we or our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the price or level of the Reference Asset or the Underlying Index. By introducing competing products into the marketplace in this manner, we could adversely affect the value of the Notes.

We may hedge our obligations under the Notes through certain affiliates, who would expect to make a profit on such hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time, including around the time of the valuation dates, which could have an impact on the return of the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

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The Antidilution Adjustments That the Calculation Agent Is Required to Make Do Not Cover Every Event That Could Affect the Reference Asset — RBCCM, as calculation agent, will adjust the amount payable at maturity for certain events affecting the Reference Asset.  However, the calculation agent will not make an adjustment for every event that could affect the Reference Asset.  If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the Notes may be materially and adversely affected.

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Information Regarding the Reference Asset
The Reference Asset is registered under the Securities Exchange Act of 1934 (the “Exchange Act”) and the Investment Company Act of 1940. Companies with securities that are so registered are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”). Information provided to or filed with the SEC can be obtained through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the Reference Asset is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed relating to the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
The graph below illustrates the performance of the Reference Asset from January 1, 2015 to June 24, 2020. The closing price of the Reference Asset on June 24, 2020 was $304.09. The red line represents the Coupon Barrier and Buffer Price of $243.27, which is equal to 80.00% of the Initial Price, rounded to two decimal places.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
We obtained the information regarding the historical performance of the Reference Asset in the graph above from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Asset on any Observation Date or Valuation Date. We cannot give you assurance that the performance of the Reference Asset will not result in the loss of all or part of your principal amount.

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The Reference Asset
SPDR® and S&P 500® are trademarks of Standard & Poor’s Financial Services LLC (“S&P Financial”). The Notes are not sponsored, endorsed, sold or promoted by the SPDR® S&P 500® ETF Trust (the “SPDR Trust”) or S&P Financial. Neither the SPDR Trust nor S&P Financial makes any representations or warranties to the holders of the Notes or any member of the public regarding the advisability of investing in the Notes. Neither the SPDR Trust nor S&P Financial will have any obligation or liability in connection with the registration, operation, marketing, trading or sale of the Notes or in connection with our use of information about the SPDR Trust.
The shares of the SPDR® S&P 500® ETF trade on the NYSE Arca under the symbol “SPY.” The SPY’s investment adviser is State Street Global Advisors.
The SPY seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P 500® Index (the “SPX”). To maintain the correspondence between the composition and weightings of stocks held by the SPY and component stocks of the SPX, the SPY adjusts its holdings from time to time to conform to periodic changes in the identity and/or relative weightings of the index securities.
The SPY utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the SPX. The SPY seeks to invest in substantially all of the securities that comprise the SPX. The SPY typically earns income from dividends from securities that it holds. These amounts, net of expenses and taxes (if applicable), are passed along to the SPY’s shareholders as “ordinary income.” In addition, the SPY realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.”
Information Regarding the Index
The SPX is intended to provide an indication of price movements among U.S. large capitalization stocks. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.
S&P Dow Jones Indices LLC (“S&P”) calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.
Effective with the September 2015 rebalance, consolidated share class lines will no longer be included in the SPX.  Each share class line will be subject to public float and liquidity criteria individually, but the company’s total market capitalization will be used to evaluate each share class line. This may result in one listed share class line of a company being included in the SPX while a second listed share class line of the same company is excluded.
Computation of the SPX
While S&P currently employs the following methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the payments on the Notes.
Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.
Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.
In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds,

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independent foundations and savings and investment plans, will ordinarily be considered part of the float.
Treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.
For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines were be grandfathered in and continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.
The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.
Index Maintenance
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.
To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.
Changes in a company’s total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible. Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

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Supplemental Plan of Distribution
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $5 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. We or one of our affiliates will also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
We expect that delivery of the Notes will be made against payment for the Notes on or about June 30, 2020, which is more than two business days following the trade date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.
In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 6 months after the issue date of the Notes, the price shown on your account statement may initially be higher than RBCCM’s estimated value of the Notes. This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, typically reduces the initial estimated value of the Notes at the time the terms of the Notes are set.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes (estimated at the time the terms of the Notes are set) being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.
The placement agents have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to, any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”).  Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared, and therefore, offering or selling the Notes or

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otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.
U.S. Federal Tax Consequences
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated September 10, 2018 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a Note with terms described herein as a callable pre-paid cash-settled contingent income-bearing derivative contract linked to the Reference Asset for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service (“IRS”) could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (such as a rebalancing of the Reference Asset), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
The accompanying product prospectus supplement notes that FATCA withholding on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018. That discussion is modified to reflect regulations proposed by the U.S. Treasury Department that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

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